April 24, 2015

Alison White

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund (the “Trust”)

1933 Act File No. 2-39334

1940 Act File No. 811-02224

Comments received for PEA No. 95 filed on February 27, 2015

Dear Ms. White:

Below is a summary of the comments I received from you on April 1, 2015 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2241 as soon as possible if you have any further questions or comments. Thank you.

Prospectus

Fee Table

1)	Comment: Supplementally confirm for the MML Total Return Bond Fund that any interest and dividends on securities sold short would be included in the Fee Table.

Response: We confirm that any interest and dividends on securities sold short would be reflected in the Fee Table.

Principal Investment Strategies and Risks

2)	Comment: For Funds using credit default or total return swaps please supplementally confirm that the full notional amount of the credit default swaps will be segregated by the Fund to cover the outstanding positions.

Response: A Fund will segregate assets with respect to its derivatives positions in a manner the Fund determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the staff’s related no-action letters and other published staff interpretative materials.

3)	Comment: If derivatives can be considered substitutes for Fund securities for purposes of the Funds 80% name test policy, please explain supplementally how the Fund will value those derivatives for the purpose of the 80% policy. Please note that Rule 35d-1 is based on a Fund’s assets and not its exposure and in the staff’s view the notional value of such derivatives should not be the basis of valuing derivatives included in a Fund’s 80% policy.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), a Fund may account for a derivative position by reference to its market value or notional value. A Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

4)	Comment: For all bond Funds, consider the adequacy of disclosure to shareholders in light of any additional risks due to recent events in the fixed income markets and potential impacts of quantitative easing and/or rising interest rates, including periods of volatility, increased redemptions, and the appropriate manner of communicating any of these risks to shareholders (e.g., prospectus or shareholder reports). Refer to IM Guidance 2014-01.

Response: We will add additional disclosure concerning these risks.

5)	Comment: For the MML Equity Index Fund, please clarify whether the Fund replicates the index or just holds a representative sample of companies included in the index.

Response: We will add the following disclosure: “The Fund invests in the equity securities of companies included in the Index in weightings that approximate the relative composition of the securities contained in the Index, and in S&P 500 Index futures contracts.”

6)	Comment: Given that the MML Global Fund has the word “global” in its name, please expressly describe how the Fund will invest its assets tied economically to a number of countries throughout the world. See Note 42 in Investment Company Act Release No. 24828.

Response: We will add the following disclosure: “MFS normally allocates the Fund’s investments across different countries and regions.”

7)	Comment: Please explain why the MML Small Cap Growth Equity Fund and MML Small Company Value Fund do not include investments in other investment companies as a part of its principal investment strategies or risks when there is an Acquired Fund Fees and Expenses (AFFE) line item in its Fee Table.

Response: A relatively small investment by a Fund in other investment companies, or an investment by the Fund in the money market fund designated for securities lending collateral, could give rise to an AFFE line item. Investments in other investment companies have been identified as principal in those cases where those investments are considered principal elements of a Fund’s strategy.

8)	Comment: The MML Total Return Bond Fund has a reference to 144A securities in its principal investment strategies please add disclosure to explain what these are.

Response: We will revise the disclosure as follows: “securities subject to legal restrictions on resale pursuant to Rule 144A.”

9)	Comment: Since “When-Issued, Delayed Delivery, TBA, and Forward Commitment Transaction Risk” is listed as principal risk for the MML Total Return Bond Fund, please add corresponding disclosure to the principal investment strategy or remove the risk.

Response: We will add the following disclosure: “The Fund may purchase and sell securities on a when-issued, delayed delivery, or forward commitment basis.”

10)	Comment: Please include the bank deposit language required by Item 4(b)(1)(iii) of Form N-1A for all of the Funds.

Response: The language required by Item 4(b)(1)(iii) is not applicable because the Funds are not advised by or sold through an insured depository institution.

11)	Comment: Please clarify which Funds “Correlation Risk” and “Focused Portfolio Risk” apply to.

Response: We will make this clarification.

12)	Comment: Please confirm that all Funds can purchase securities on a when-issued, delayed delivery, to-be-announced, or forward commitment basis.

Response: None of the Funds are prohibited from making such investments, but we will clarify the disclosure to say: “A Fund may purchase securities on a when-issued, delayed delivery, to-be-announced, or forward commitment basis.”

Additional Information Regarding Investment Objectives and Principal Investment Strategies

13)	Comment: With respect to the “Note Regarding Percentage Limitations,” please clarify that the first sentence under this heading does not apply to the 15% limitation on investments in illiquid securities.

Response: We will add the following disclosure: “However, if, through a change in values, net assets, or other circumstances, a Fund were in a position where more than 15% of its net assets was invested in illiquid securities, the Fund would take appropriate orderly steps, as deemed necessary, to protect liquidity.”

Additional Information Regarding Principal Risks

14)	Comment: Please advise why it is appropriate to discuss non-principal risks in a section regarding principal risks.

Response: We will add the following clarifying disclosure: “The Principal Risks of each Fund are identified in the foregoing Fund Summaries and are described in this section. Certain Funds may be more susceptible to some of the risks than others.”

Subadvisers and Portfolio Managers

15)	Comment: Please clarify who is the current portfolio manager for the MML Equity Income Fund.

Response: We will make the requested revision.

16)	Comment: Please define TCW in the disclosure for Metropolitan West Asset Management, LLC and its portfolio managers.

Response: We will make the requested revision.

SAI

Additional Investment Policies

1)	Comment: Please consider whether the licensing disclosure concerning the S&P 500 Index for the MML Equity Index Fund should be included in this section.

Response: We have considered the staff’s comment and continue to believe that the language is appropriately located in this section.

2)	Comment: Please revise the SAI language or add corresponding prospectus language regarding investments in RIF and GRF for certain Funds subadvised by T. Rowe Price because there is currently no mention of these investments in the applicable Funds’ principal investment strategies.

Response: T. Rowe Price currently uses the RIF and GRF for cash management purposes and does not intend to invest in these Funds as a principal investment strategy or make significant investments in these Funds other than for temporary defensive purposes. The SAI disclosure is intended to describe T. Rowe Price’s exemptive order with respect to the RIF and GRF, which would permit investments by the Funds up to 25%.

Investment Restrictions of the Funds

3)	Comment: Fundamental Investment Restriction (7)(c) states that there is no limitation for securities issued by other investment companies. A Fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its own concentration policies. Funds should add disclosure indicating that they will consider the concentration of these investment companies when determining compliance with their own concentration policies.

Response: We have found no authority for this interpretation, nor does it appear to be a standard practice in the industry. Therefore, we respectfully decline to revise the disclosure to indicate that the Funds will look through to the investments of their underlying funds for purposes of industry concentration.

Appendix C – Additional Portfolio Manager Information

4)	Comment: In the compensation discussion for American Century please disclose the benchmarks that are being used pursuant to Item 20(b) of Form N-1A.

Response: We will add a reference to the Russell Midcap® Value Index.

5)	Comment: Please review Item 20 of Form N-1A and revise the compensation discussion for MetWest as it is too generic. Please also define the capitalized terms “Firm” and “Generalist.”

Response: We will make the requested changes. The capitalized terms “Firm” and “Generalist” will be removed.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MML Series Investment Fund

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company